

UNITED STATES
**SECURITIES AND EXCHANGE COMMISSION**
WASHINGTON, D.C. 20549

**DIVISION OF
CORPORATION FINANCE**

December 18, 2023

Robert Blue
Chief Executive Officer
Virginia Electric and Power Company
120 Tredegar Street
Richmond, Virginia 23219

> **Re:  Virginia Electric and Power Company**
> **Virginia Power Fuel Securitization, LLC**
> **Registration Statement on Form SF-1**
> **Filed November 22, 2023**
> **File Nos. 333-275727 and 333-275727-01**

Dear Robert Blue:

We have reviewed your registration statement and have the following comment(s).

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments.

Registration Statement on Form SF-1

Form of Prospectus

Prospectus Summary

Issuance of additional deferred fuel cost bonds under the Securitization Statute, page 16

1.  We note your disclosure that you are not permitted under the financing order to issue, and the Securitization Statute does not provide for the issuance of, additional deferred fuel cost bonds. However, your disclosure on page 101 of your form of prospectus regarding the covenants that the seller will make in the sale agreement suggests that additional deferred fuel cost bonds or similar bonds could be issued if the rating agency condition has been satisfied. Please revise your form of prospectus as necessary to resolve this apparent discrepancy or tell us why these statements are not contradictory.

<u>Security for the Deferred Fuel Cost Bonds</u>
<u>Pledge of Collateral, page 86</u>

2.      We note that, in addition to the deferred fuel cost property, the bonds will also be secured by "the collection account, relating to the bonds and established under the indenture, all subaccounts thereof and all amounts of cash, instruments, investment property or other assets on deposit therein or credited thereto from time to time and all financial assets and securities entitlements carried therein or credited thereto." Please confirm whether any of the underlying collateral will consist of securities for purposes of Rule 190 under the Securities Act.

<u>The Sale Agreement</u>
<u>Covenants of the Seller, page 100</u>

3.      We note your disclosure that the seller will covenant in the sale agreement that, so long as any of the bonds are outstanding, the seller will not sell any additional deferred fuel cost property or similar property to secure another issuance of deferred fuel cost bonds or similar bonds unless the rating agency condition has been satisfied. Please confirm that any additional issuances of securities issued by the issuing entity will be registered on separate registration statements or exempt.

<u>Part II - Information Not Required In Prospectus</u>
<u>Item 14. Exhibits, page II-2</u>

4.      Please file your remaining exhibits with your next amendment. Refer to Item 1100(f) of Regulation AB and Instruction 1 to Item 601 of Regulation S-K.

5.      We note your disclosure on page 61 of your form of prospectus that the forms of the bond, the indenture and the supplemental indenture have been filed as exhibits to your registration statement. However, your list of exhibits does not include a form of the supplemental indenture. Please confirm that the form of supplemental indenture will be attached as an exhibit to the form of indenture, or else file a form of supplemental indenture as an exhibit to your registration statement.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Robert Blue
Virginia Electric and Power Company
December 18, 2023
Page 3


       Please contact Komul Chaudhry at 202-551-4746 or Benjamin Meeks at 202-551-7146 with any other questions.


       Sincerely,

       Division of Corporation Finance
       Office of Structured Finance